SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-13382

KINROSS GOLD CORPORATION

(Translation of registrant's name into English)

17th Floor, 25 York Street,

Toronto, Ontario M5J 2V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F☐       Form 40-F ☒

This Current Report on Form 6-K, dated July 30, 2025 is specifically incorporated by reference into Kinross Gold Corporation's Registration Statements on Form S-8 [Registration No. 333-262966 filed on February 24, 2022, Registration No. 333-217099 filed on April 3, 2017 and Registration Nos. 333-180824, 333-180823 and 333-180822 filed on April 19, 2012.]

This report on Form 6-K is being furnished for the sole purpose of providing copies of the two press releases dated July 30, 2025 in which Kinross Gold Corporation reported its unaudited results for the second quarter ended June 30, 2025, and declared a dividend to be paid on September 4, 2025.

INDEX

Table of Contents

SIGNATURES

EXHIBIT INDEX

99.1	Press Release dated July 30, 2025 in which Kinross reported its unaudited second quarter results for the quarter ended June 30, 2025.
99.2	Press Release dated July 30, 2025 in which Kinross declared a dividend to be paid on September 4, 2025.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed: //Lucas R. Crosby//
Senior Vice President, General Counsel

July 30, 2025